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News Release
For immediate release

Bell to Redeem $850 Million of Debt

MONTRÉAL, Québec, November 22, 2007 – Bell Canada today announced that it will redeem, prior to maturity, $850 million of debt on December 28, 2007 as it is advantageous for the company to redeem debt that would otherwise be maturing over the next six months. This redemption will include all of Bell Canada’s outstanding $700 million principal amount of 6.25% Series M-10 MTN Debentures (“Series M-10 Debentures”) due January 18, 2008, and all of Bell Mobility Inc.’s outstanding $150 million principal amount of 6.55% Series F Senior Unsecured Debentures (“Series F Debentures”) due June 2, 2008.

The Series M-10 Debentures will be redeemed at a price equal to $1,000.901 per $1,000 of principal amount of debentures plus $27.911 for accrued and unpaid interest to the date of redemption. The Series F Debentures will be redeemed at a price to be determined in accordance with their terms and conditions as calculated on November 28, 2007.

Registered holders of Series M-10 Debentures and Series F Debentures will be sent notices providing the respective details of these redemptions, including where to present their debentures for payment.

About Bell
Bell is Canada’s largest communications company, providing consumers with solutions to all their communications needs, including telephone services, wireless communications, high-speed Internet, digital television and voice over IP. Bell also offers integrated information and communications technology (ICT) services to businesses and governments, and is the Virtual Chief Information Officer (VCIO) to small and medium businesses (SMBs). Bell is proud to be a Premier National Partner and the exclusive Communications Partner to the Vancouver 2010 Olympic and Paralympic Winter Games. Bell is wholly owned by BCE Inc. For information on Bell’s products and services, please visit www.bell.ca; for more information on BCE, visit www.bce.ca.

For inquiries, please contact:
Pierre Leclerc Bell Canada, Media Relations 514 391-2007 1 877 391-2007	Thane Fotopoulos BCE, Investor Relations 514 870-4619 thane.fotopoulos@bell.ca

pierre.leclerc@bell.ca